Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Docebo Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Docebo Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 10, 2021

We have served as the Company’s auditor since 2017.
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133; F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

DOCEBO INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2020 and 2019
(expressed in thousands of United States dollars)

	2020	2019
	$	$
Assets
Current assets:
Cash and cash equivalents	219,658	46,278
Trade and other receivables (Note 5)	15,690	10,108
Prepaids and deposits	2,942	1,858
Net investment in finance lease (Note 6)	99	92
Contract acquisition costs, net (Note 16)	1,345	605
	239,734	58,941
Non-current assets:
Contract acquisition costs, net (Note 16)	1,456	698
Net investment in finance lease (Note 6)	270	324
Right-of-use asset, net (Note 7)	2,798	2,420
Property and equipment, net (Note 8)	2,290	1,477
Intangible assets, net (Note 9)	2,458	—
Goodwill (Note 10)	5,600	—
	254,606	63,860

Liabilities
Current liabilities:
Trade and other payables	16,121	9,589
Deferred revenue (Note 16)	28,331	17,997
Lease obligations (Note 7)	1,260	935
Borrowings (Note 11)	15	20
	45,727	28,541
Non-current liabilities:
Contingent consideration (Note 4)	2,630	—
Lease obligations (Note 7)	2,544	2,479
Employee benefit obligations (Note 12)	2,330	1,443
Deferred tax liability (Note 19)	707	—
Borrowings (Note 11)	—	16
	53,938	32,479

Shareholders’ equity
Share capital (Note 13)	264,357	89,745
Contributed surplus	2,537	1,102
Accumulated other comprehensive income	1,699	805
Deficit	(67,925)	(60,271)
Total equity	200,668	31,381
	254,606	63,860

Commitments and contingencies (Note 20)
The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the years ended December 31, 2020 and 2019
(expressed in thousands of United States dollars, except per share amounts)

	2020	2019
	$	$
Revenue (Note 16)	62,917	41,443
Cost of revenue (Note 17)	11,539	8,365
Gross profit	51,378	33,078

Operating expenses
General and administrative (Note 18)	16,998	13,140
Sales and marketing (Note 18)	24,020	18,037
Research and development (Note 18)	13,000	9,436
Share-based compensation (Note 14)	1,619	659
Foreign exchange loss	1,775	922
Depreciation and amortization (Note 7, 8 and 9)	1,231	693
	58,643	42,887
Operating loss	(7,265)	(9,809)

Finance expense, net (Note 11)	130	796
Loss on change in fair value of convertible promissory notes (Note 11)	—	776
Other income	(77)	(76)
Loss before income taxes	(7,318)	(11,305)

Income tax expense (Note 19)	336	609

Net loss for the year	(7,654)	(11,914)

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(1,002)	(652)
Item not subsequently reclassified to income:
Actuarial loss	108	110
	(894)	(542)
Comprehensive loss	(6,760)	(11,372)

Loss per share - basic and diluted	(0.26)	(0.49)
Weighted average number of common shares outstanding - basic and diluted (Note 15)	28,934,726	24,363,789

DOCEBO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
For the years ended December 31, 2020 and 2019
(expressed in thousands of United States dollars, except number of shares)

	Common shares		Contributed surplus	Accumulated other comprehensive income	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2018	22,532,000	30,716	564	263	(48,319)	(16,776)
IFRS 16 transition effect (Note 3)	—	—	—	—	(38)	(38)
Conversion of promissory note (Note 11)	800,000	6,120	—	—	—	6,120
Exercise of stock options (Note 13)	434,700	495	(121)	—	—	374
Share-based compensation (Note 12)	—	—	659	—	—	659
Issuance of common shares upon initial public offering on TSX, net of share issuance costs (Note 13)	4,687,500	52,414	—	—	—	52,414
Comprehensive loss	—	—	—	542	(11,914)	(11,372)
Balance, December 31, 2019	28,454,200	89,745	1,102	805	(60,271)	31,381
Exercise of stock options (Note 13)	191,429	342	(98)	—	—	244
Share-based compensation (Note 14)	—	—	1,619	—	—	1,619
Issuance of common shares upon bought deal offering, net of share issuance costs (Note 13)	500,000	18,106	—	—	—	18,106
Release of DSUs (Note 13)	5,883	86	(86)	—	—	—
Shares issued in connection with business combinations (Note 4 and 13)	29,024	1,163	—	—	—	1,163
Issuance of common shares upon initial public offering on the Nasdaq, net of share issuance costs (Note 13)	3,450,000	154,915	—	—	—	154,915
Comprehensive loss	—	—	—	894	(7,654)	(6,760)
Balance, December 31, 2020	32,630,536	264,357	2,537	1,699	(67,925)	200,668

DOCEBO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019
(expressed in thousands of United States dollars)

	2020	2019
	$	$
Cash flows (used in) from operating activities
Net loss	(7,654)	(11,914)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,231	693
Share-based compensation	1,619	659
Unrealized foreign exchange loss	1,942	922
Deferred tax expense	389	—
Finance expense	130	796
Loss on change in fair value of convertible promissory notes	—	776
Changes in non-cash working capital items:
Trade and other receivables	(4,584)	(3,994)
Prepaids and deposits	(942)	(335)
Contract acquisition costs	(1,467)	(685)
Trade and other payables	4,774	2,830
Employee benefit obligations	652	420
Deferred revenue	9,065	5,250
Cash (used in) from operating activities	5,155	(4,582)

Cash flows used in investing activities
Purchase of property and equipment	(1,081)	(366)
Purchase of intangible assets	(364)	—
Acquisition of business, net of cash acquired	(2,450)	—
Cash used in investing activities	(3,895)	(366)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	92	87
Repayment of lease obligation	(1,106)	(879)
Interest income (paid)	317	(432)
Proceeds from exercise of stock options	244	374
Proceeds from issuance of secured debentures, net	—	3,000
Proceeds from drawdown on secured credit facility, net	—	6,858
Proceeds from bought deal offering of common shares	19,029	—
Proceeds from issuance of common shares	165,600	56,261
Share issuance cost	(11,607)	(3,847)
Repayment of borrowings	(299)	(14,055)
Cash (used in) from financing activities	172,270	47,367

Net change in cash and cash equivalents during the year	173,530	42,419
Effect of foreign exchange on cash and cash equivalents	(150)	103
Cash and cash equivalents, beginning of the period	46,278	3,756
Cash and cash equivalents, end of the year	219,658	46,278

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

1    Nature of business
Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, M5V 1R9, Canada.
On October 1, 2019, the Company filed articles of amendment to effect the change of the Company’s name from “Docebo Canada Inc.” to “Docebo Inc.” and to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding. All share and per share amounts presented in these financial statements have been adjusted retrospectively to reflect the share split. The Company's shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (the “Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.
The impact of the novel coronavirus (“COVID-19”) pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact.
In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America. All of our offices are currently closed with employees working remotely. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.
The Company has the following subsidiaries:

Entity name	Country	Ownership percentage December 31, 2020	Ownership percentage December 31, 2019
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA Inc	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK	England	100	100
forMetris Société par Actions Simplifiée (“forMetris”)	France	100	—

2    Basis of preparation
Statement of compliance
These consolidated financial statements (“financial statements”) have been prepared by management on a going-concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies set out below have been consistently applied to all periods presented unless otherwise noted.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 10, 2021.
Basis of measurement
These financial statements have been prepared on a historical cost basis except for convertible promissory notes and contingent consideration which are measured at fair value. Historical costs are generally based on the fair value of the consideration given in exchange for goods and services received.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments and measurements that have some similarities to fair value but are not fair value, such as value in use in International Accounting Standard (“IAS”) 36, Impairment of Assets.
Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries, Docebo S.p.A., Docebo NA Inc., Docebo EMEA FZ-LLC, Docebo UK Ltd, and forMetris.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Subsidiaries are fully consolidated from the date of acquisition, which is the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate there are changes to one or more of the three elements of control listed above. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are eliminated on consolidation.
Functional currency and presentation currency
These financial statements are presented in United States dollars. Docebo’s functional currency is Canadian dollars and the functional currencies of the Company’s wholly owned subsidiaries are as follows:
Docebo NA Inc.    United States dollars
Docebo EMEA FZ-LLC    United Arab Emirates dirham
Docebo S.p.A.    Euros
Docebo UK    British pounds
forMetris    Euros
The presentation currency is different than the functional currency of the Company for industry and market comparability reasons.
Use of estimates, judgments and assumptions
The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.
Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The significant areas requiring estimates and assumptions in determining the reported amounts in the consolidated financial statements are as follows:
•Business combinations
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. The Company develops the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets. Contingent consideration is measured at fair value using a discounted cash flow model.

•Contingent Consideration

The Company recognizes the fair value of contingent consideration relating to acquisitions on the date the transaction closes. Contingent consideration is classified as a liability carried at fair value with changes in fair value flowing through the consolidated statements of loss and comprehensive loss. Contingent consideration is measured at fair value based on management’s best estimate of the probability of the attainment of specified revenue targets at the date of acquisition and is subsequently revalued at each financial reporting period. Management’s estimate of the probability of the attainment of specified revenue targets takes into account management’s evaluation of the revenue and earnings forecasts for the respective acquired businesses and the risks thereon. Changes in management’s estimate of the probability of achieving the specified target could have a material impact on the valuation of the contingent consideration. Impairment of non-financial assets
•Impairment of non-financial assets
The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates, discount rates and tax rates. These estimates, including the methodology used, and the assessment of CGUs, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

•Share-based payments
For equity-settled plans, expense is based on the fair value of the awards granted, calculated on the grant date, with a corresponding increase in equity. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.
The Company uses the Black-Scholes valuation model to determine the fair value of equity settled stock options. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate. The assumptions and estimates used are further outlined in the stock options note.
•Convertible promissory notes
Convertible promissory notes in the comparative period were classified as fair value through profit or loss. The fair value of convertible promissory notes was based on the underlying value of the equity instruments the convertible promissory notes were convertible into, which in turn requires estimates of the inherent value of the Company, considering value indicators including recent rounds of financing and market comparable valuation metrics.
The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:
•Revenue recognition
The Company derives its revenues from two main sources: software as-a-service application (“SaaS”); and professional services revenue, which includes services such as initial project management, training and integration.
Multi-element or bundled contracts require an estimate of the stand-alone selling price (“SSP”) of separate elements. These assessments require judgment by management to determine if there are separately identifiable performance obligations as well as how to allocate the total price among the performance obligations. Deliverables are accounted for as separately identifiable performance obligations if they can be understood without reference to the series of transactions as a whole. In concluding whether performance obligations are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or product is sold separately by the Company in the normal course of business or whether the customer could purchase the service or product separately.
•Trade and other receivables
The recognition of trade and other receivables and loss allowances requires the Company to assess credit risk and collectability. The Company considers historical trends and any available information indicating a customer could be experiencing liquidity or going concern problems and the status of any contractual or legal disputes with customers in performing this assessment. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. including the potential impact of COVID-19 pandemic.
•Income taxes
The Company computes an income tax provision in each of the tax jurisdictions in which it operates. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets against future taxable income based on an assessment of the ability to use the underlying future tax deductions before they expire. To the extent that estimates of future taxable income differ from the tax return, earnings would be affected in a subsequent period.
In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.
•Functional currency
The Company uses judgment in determining the functional currency for each entity within the consolidated group. The functional currency is determined based on an evaluation of the currency of each respective entities' primary economic environment. This requires an evaluation of the currency that primarily influences selling prices and the currency which mainly influences expenses and

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

cash outflows, among other factors. The Company has taken these factors into account when determining the functional currency for each entity in the consolidated group.
Comparative figures
Certain comparative amounts have been reclassified to conform to current period presentation.
3    Summary of significant accounting policies
Foreign currency translation
Foreign currency transactions are translated into functional currencies at exchange rates in effect on the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at the foreign exchange rate applicable at that period-end date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Expenses are translated at the exchange rates that approximate those in effect on the date of the transaction. Realized and unrealized exchange gains and losses are recognized in the consolidated statement of loss and comprehensive loss.
On consolidation, assets and liabilities of operations with functional currency other than US dollars are translated into US dollars at period-end foreign currency rates. Revenues and expenses of such operations are translated into US dollars at average rates for the period. Foreign currency translation gains and losses are recognized in other comprehensive income. The relevant amount in cumulative foreign currency translation adjustment is reclassified into earnings upon disposition of a foreign operation.
Revenue recognition
The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•identify the contract with a customer;
•identify the performance obligations in the contract;
•determine the transaction price;
•allocate the transaction price; and
•recognize revenue when, or as, the Company satisfies a performance obligation.
Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company derives revenue from subscription of its product (“subscription revenue”) comprised of its hosted SaaS and from the provision of professional services including implementation services, technical services and training. Professional services do not include significant customization to, or development of, the software.
The Company recognizes revenue upon transfer of control of products or services to customers at an amount that reflects the consideration the Company expects to receive in exchange for the products or services transferred. The Company’s contracts with customers often include multiple products and services. The Company evaluates these arrangements to determine the appropriate unit of accounting (performance obligation) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. Subscription revenue and professional services are generally capable of being distinct for the Company and are accounted for as separate performance obligations.
The total consideration for the arrangement is allocated to the separate performance obligations based on their relative fair value and the revenue is recognized for each performance obligation when the requirements for revenue recognition have been met. The Company determines the fair value of each performance obligation based on the average selling price when they are sold separately. We update our estimates of SSP on an ongoing basis through internal periodic reviews and as events or circumstances may require. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer. We satisfy performance obligations over time.
Subscription revenue related to the provision of SaaS is recognized rateably over the contract term as the service is delivered. The contract term begins when the service is made available to the customer. The Company applies the time elapsed method to measure progress towards complete satisfaction of subscription revenue performance obligations. The time elapsed provided a faithful depiction of the Company's performance towards complete satisfaction of its performance obligations as a customer simultaneously received and consumes the benefits provided by the Company's performance as the Company performs on a daily basis.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Professional services revenue is recognized as services are rendered which is normally over the first few months of a contract with progress being measured over the implementation and training period. The Company applies labour hours expended which is an input method to measure progress towards complete satisfaction of professional services revenue performance obligations. Labour hours expended relative to the total expected labour hours to be expended provides a faithful depiction of the Company's performance towards complete satisfaction of the professional services performance obligations as it closely reflects the completion of activities based on budgeted labour hours and the value of the services transferred cannot be measured directly.
The Company records contract assets for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract, if the Company expects to recover those costs. Contract assets are subsequently amortized on a straight-line basis over a period consistent with the pattern of transfer of the products and services to which the asset relate. Incremental selling commissions to obtain a renewal of a contract are capitalized and amortized on a straight-line basis over the renewal period of the contract. The Company applies the IFRS 15 practical expedient and does not recognize incremental costs of obtaining a contract if the amortization period is one year or less.
The timing of revenue recognition and the contractual payment schedules often differ, resulting in contractual payments being billed before contractual products or services are delivered. Generally, the payment terms are between 30 to 60 days from the date of invoice. These amounts that are billed, but not earned, are recognized as deferred revenue. When products or services have been transferred to customers and revenue has been recognized, but not billed, the Company recognizes and includes these amounts as unbilled trade receivables.
The Company has elected to apply the practical expedient to not adjust the total consideration over the contract term for the effect of a financing component if the period between the transfer of services to the customer and the customer’s payment for these services is expected to be one year or less.
Deferred revenue
Deferred revenue primarily relates to subscription revenue agreements and professional services agreements, which have been paid for by customers prior to the performance of those services. Generally, the services will be provided in the next twelve months and are classified as current based on the length of the arrangement.
Cash and cash equivalents
Cash and cash equivalents include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less.
Property and equipment
The Company’s property and equipment are measured at cost less accumulated depreciation and impairment losses.
The cost of an item of property and equipment includes expenditures that are directly attributable to the acquisition or construction of the asset.
Depreciation is recorded over the estimated useful lives as outlined below:
Electronic equipment    3 years straight line
Furniture    5 years straight line
Building    25 years straight line
Leasehold improvements     straight-line over term of the lease
The Company assesses an asset’s residual value, useful life and depreciation method on an annual basis and if any events have indicated a change and makes adjustments if appropriate.
Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are recognized in the consolidated statement of loss and comprehensive loss.
Business combinations
Business combinations are accounted for using the acquisition method. In applying the acquisition method, the Company separately measures at their acquisition-date fair values, the identifiable assets acquired, the liabilities assumed, goodwill acquired and any non-controlling interest in the acquired entity. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Acquisition costs in connection with a business combination are expensed as incurred.
Goodwill is measured as the excess of the fair value of the consideration transferred, less any non-controlling interest in the entity being acquired at the proportionate share of the recognized net identifiable assets acquired. Goodwill acquired through a business combination is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is tested for impairment annually or more frequently if certain indicators arise that indicate they are impaired.
Contingent consideration
The Company accounts for contingent consideration as a financial liability measured at fair value through profit or loss and subsequently re-measures fair value at the end of each reporting period. The change in the fair value of the contingent consideration, if any, is recognized as a gain or loss in the consolidated statements of loss and comprehensive loss.
Intangible assets
The Company’s intangible assets relate to internal-use software development costs or acquired identifiable intangible assets, such as trademarks, software technology and customer lists. Intangible assets acquired separately are measured on initial recognition at cost.
Certain costs incurred in connection with the development of internal-use software are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software controlled by the Company are recognized as intangible assets when the following criteria are met:
•Technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
•Intention to complete and its ability and intention to use or sell the asset;
•The asset will generate future economic benefits;
•The availability of resources to complete the asset; and
•The ability to measure reliably the expenditure during development.
The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with a finite life are amortized over the estimated useful life. Intangible assets are amortized on a straight-line basis as follows:
Software technologies 5 – 10 years
Brands and trademarks 3 years
Customer lists 5 – 10 years
The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.
Intangible assets with indefinite useful lives are not amortized. These assets have indefinite useful lives because there is no foreseeable limit to the cash flows generated by those intangible assets. They are tested for impairment at least annually or more frequently when there is an indication that the asset has been impaired, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the consolidated statements of loss and other comprehensive loss when the asset is derecognized.
Impairment of long-lived assets
Property and equipment and definite lived intangible assets are reviewed for impairment when events or circumstances indicate that the carrying amounts may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available for use are subject to an annual impairment test. Goodwill is not subject to amortization but is assessed for impairment on at least an annual basis and, additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount for goodwill and intangible assets with indefinite useful lives is estimated annually.
For purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash inflows. The recoverable amount is the higher of an asset’s, or CGU's fair value less costs to sell. An impairment loss is measured as the amount by which the asset’s, or CGU's, carrying amount exceeds its recoverable amount. Furthermore, the Company performs a market capitalization test comparing the current share price to the recoverable amount. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Government assistance
Government assistance, which mainly includes research and development and other tax credits, is recognized when there is reasonable assurance it will be received and all related conditions will be complied with. When the government assistance relates to an expense item, it is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs it is intended to subsidize.
Research and development
Expenditures on research activities undertaken with the prospect of gaining technical knowledge and understanding are recognized in the consolidated statements of (loss) income as incurred. Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:
• it is technically feasible to complete the software product so that it will be available for use;
•there is an ability and management intends to complete the software product and use or sell it;
• it can be demonstrated how the software product will generate probable future economic benefits;
•adequate technical, financial and other resources to complete the development and to use or sell the software products are available; and
•the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.
The Company recognizes the benefit of Italian research and development investment tax credits as a reduction of research and development costs when there is reasonable assurance the claim will be recovered.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) (a) as a result of a past event; (b) when it is more probable than not an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) when a reliable estimate can be made of the amount of the obligation.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right of control for the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset (“ROU asset”) and a lease liability at the lease commencement date, which is the date the leased asset is available for use. The ROU asset primarily related to office leases and is initially measured based on the initial amount of the lease liability. The lease liabilities include the net present value of the following lease payments:
•fixed payments (including any in-substance fixed payments, less any lease incentives receivable);
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable by the lessee under residual value guarantees;
•exercise price of any purchase option if the company is reasonably certain to exercise that option; and
•payments for penalties for terminating the lease, if the lease term reflects the company exercising that option.
The ROU assets are depreciated to the earlier of the end of useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits.
The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the ROU asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate, which is the rate the company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
ROU assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.
The lease liability is classified and accounted for at the amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset unless it has been reduced to zero. Any further reduction in the lease liability is then recognized in profit or loss.
The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of twelve months or less and for leases of low value assets. The lease payments associated with those leases is recognized as an expense on a straight-line basis over the lease term.
A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset.
When the Company acts as an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The Company assesses the lease classification of a sub-lease with reference to the ROU asset arising from the head lease, not with reference to the underlying asset. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the ROU asset. If this is the case, then the lease is accounted for as a net investment in finance lease. If not, then it is an operating lease. As part of this assessment the Company considers certain indicators such as whether the lease is for the major part of the economic life of the ROU asset.
Deferred compensation
The Company provides an employee severance indemnity, which is mandatory pursuant to the Italian Civil Code. Under this arrangement, the Company is obligated to pay deferred compensation based on the employees’ years of service and the compensation earned by the employee during the service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for a defined benefit plan. These benefits are unfunded. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.
Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise, and are not reclassified to profit or loss in subsequent periods. These obligations are valued annually.
Past service costs are recognized in profit or loss on the earlier of:
•the date of the plan amendment or curtailment; and
•the date that the Company recognizes related restructuring costs.
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation:
•service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and
•net interest expense or income.
Income taxes
Income tax expense represents the sum of the tax currently payable and deferred tax.
The tax currently payable is based on taxable profit for the year. Taxable profit differs from “profit before tax” as reported in the consolidated statement of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the year.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent it is probable taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
The carrying amount of deferred tax assets is reviewed at the end of each year and reduced to the extent it is not probable sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the year.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the year, to recover or settle the carrying amount of its assets and liabilities.
Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the current and deferred taxes are also recognized in other comprehensive loss or directly in equity, respectively.
The Company has not recognized deferred income tax assets in excess of deferred income tax liabilities as at December 31, 2020 and 2019 as it is not considered probable at this time that the assets can be recovered.
Share-based payments
For equity-settled plans, expense is based on the fair value of the awards granted, calculated on the grant date, with a corresponding increase in equity. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.
The Company uses the Black-Scholes valuation model to determine the fair value of equity settled stock options. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate. The assumptions and estimates used are further outlined in the stock options note.
Loss per share
The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.
Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which are comprised of additional shares from the assumed exercise or conversion of share options and conversion of convertible promissory notes.
Financial instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
•Financial assets
On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (‘‘FVOCI’’), or fair value through profit and loss (‘‘FVTPL’’). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.
The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	Subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	Subsequently measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
•Financial liabilities
The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.
The Company classifies its financial liabilities as either financial liabilities at FVTPL or amortized cost.
Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at FVTPL are stated at fair value with changes being recognized in profit or loss.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.
•Financial liabilities and equity instruments
•Classification as debt or equity
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
•Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.
Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
•Classification of financial instruments
The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Cash and cash equivalents    Amortized cost
Trade and other receivables    Amortized cost
Trade and other payables    Amortized cost
Contingent consideration    Fair value through profit or loss
Lease obligations    Amortized cost
Convertible promissory notes    Fair value through profit or loss
Secured debentures    Amortized cost
Mortgage payable    Amortized cost
•Impairment of financial assets
An expected credit loss (“ECL”) model applies to financial assets measured at amortized cost. The Company’s financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables. The Company applies the simplified approach to impairment for trade and other receivables by recognizing lifetime expected losses on initial recognition through both the analysis of historical defaults and a reassessment of counterparty credit risk in revenue contracts on an annual basis.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Convertible promissory notes
Convertible promissory notes are convertible into common shares of the Company at a conversion price of US$2.50 per share. The Company determined that the convertible promissory notes did not meet the IFRS definition of equity due to the variability of the conversion ratio, which is based on the foreign exchange rates at the time of conversion. Changes in the fair value of convertible promissory notes are recognized through income in the period in which they occur except in cases where they result from changes in credit risk, in which case the fair value changes are recorded in other comprehensive income.
New standards, amendments and interpretations recently adopted by the Company
•IFRS 3 - Business combinations (“IFRS 3”)
Amendments to IFRS 3, issued in October 2018, provide clarification on the definition of a business. The amendments permit a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.
The amendments are effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The amendment adoption did not have a significant impact on the Company’s financial statements.
•IAS 1 - Presentation of financial statements (“IAS 1”)
Amendments to IAS 1, issued in October 2018, provide clarification on the definition of material and how it should be applied. The amendments also align the definition of material across International Financial Reporting Standards and other publications.
The amendments are effective for annual periods beginning on or after January 1, 2020 and are required to be applied prospectively. The amendment adoption did not have a significant impact on the Company’s financial statements.
4    Business combination
On October 30, 2020, Docebo acquired all of the issued and outstanding shares of forMetris, a leading SaaS-based learning impact evaluation platform based in Paris, France. Total consideration of $6,417, which includes the estimated amounts of contingent consideration, consisted of $2,624 cash paid on the closing date and 29,024 Common Shares for consideration of $1,163, at a fair value of C$53.38 per share at the closing date, which is based on the quoted price of the Common Shares on the Toronto Stock Exchange on the closing date. An additional amount of up to $2,630 in deferred cash consideration is payable contingent on the over performance of agreed milestones in each of the next three years. As at December 31, 2020, the deferred consideration balance is $2,630.
The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date.
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Estimated fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	174
Trade and other receivables	763
Prepaid expenses and other current assets	61
998
Non-current assets:
Property and equipment, net	—
Right-of-use asset, net	194
Customer relationships	1,458
Technology	548
Trade name and trademarks	47
Goodwill	5,563
Other non-current assets	71
8,879

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Liabilities
Current liabilities:
Trade and other payables	959
Deferred revenue	700
Finance lease liability	140
1,799
Non-current liabilities:
Finance lease liability	54
Borrowings	278
Deferred tax liability	331
Total liabilities	2,462
Fair value of net assets acquired	6,417

Paid in Common Shares of the Company	1,163
Paid in cash	2,624
Contingent consideration	2,630

Goodwill arising on the acquisition reflects the benefits attributable to synergies, revenue growth, future market development and the estimated fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income taxes.
Contingent consideration comprises earn-out payments due to sellers for meeting certain revenue conditions over the three years following the date of acquisition. The fair value of the contingent consideration was $2,630 as at the date of acquisition. The Company has not recorded a change in estimate from the initial contingent consideration amount as at December 31, 2020 due to the short term that has lapsed since acquisition.
As part of the business combination, the Company assumed and repaid the outstanding borrowings balance of $278 on November 23, 2020.
Pro forma results of operations
The following pro forma results of operations assume forMetris was acquired by the Company on January 1, 2020:

2020
$
Revenue	2,500
Net income (loss)	(316)

The pro forma results of operations are not intended to reflect the results that would have actually occurred had the acquisition closed on January 1, 2020. Further, the pro forma results of operations are not necessarily indicative of the results that may be generated by the Company in the future or reflect future events that may occur following the acquisition in a subsequent period or periods.
5    Trade and other receivables
The Company’s trade and other receivables as at December 31, 2020 and December 31, 2019 include the following:

	2020	2019
	$	$
Trade receivables	12,660	8,827
Unbilled trade receivables	706	736
Tax credits receivable	1,678	397
Other receivables	646	148
	15,690	10,108

Included in trade receivables is a loss allowance of $1,146 for the fiscal year ended December 31, 2020 and $474 for the fiscal year ended December 31, 2019.

6    Net investment in finance lease
The Company's net investment in finance lease is presented in the consolidated statements of financial position as follows:

	December 31, 2020	December 31, 2019
	$	$
Balance – Beginning of period	416	442
Interest accretion	37	39
Lease receipts	(92)	(89)
Effects of foreign exchange	8	24
Balance – End of period	369	416

Current	99	92
Non-current	270	324
	369	416
The following table sets out a maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received on an annual basis, reconciliation to the net investment in lease.

$
Less than one year	96
One to two years	96
Two to three years	96
Three to four years	96
Four to five years	56
Total undiscounted lease payments receivable	440
Less: Interest accretion	(85)
Add: Impact of present value	14
Net investment in lease – December 31, 2020	369

7    Leases
The Company's right-of-use assets by class of assets is as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – January 1, 2019	2,209	197	2,406
Additions	481	159	640
Disposals	—	(76)	(76)
Effects of foreign exchange	33	(4)	29
Balance – December 31, 2019	2,723	276	2,999
Additions	968	—	968
Effects of foreign exchange	170	21	191
Balance – December 31, 2020	3,861	297	4,158

Accumulated amortization
Balance – January 1, 2019	—	—	—
Amortization	494	105	599
Disposals	—	(29)	(29)
Effects of foreign exchange	9	—	9

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Balance – December 31, 2019	503	76	579
Amortization	662	82	744
Effects of foreign exchange	25	12	37
Balance – December 31, 2020	1,190	170	1,360

Carrying value
Net balance – December 31, 2019	2,220	200	2,420
Net balance – December 31, 2020	2,671	127	2,798

The Company's lease obligations are as follows:

	December 31, 2020	December 31, 2019
	$	$
Balance – Beginning of period	3,414	3,183
Additions	968	790
Disposals	—	(47)
Interest accretion	358	319
Lease repayments	(1,106)	(883)
Effects of foreign exchange	170	52
Balance – End of period	3,804	3,414
Current	1,260	935
Non-current	2,544	2,479

Expenses incurred for the fiscal year ended December 31, 2020 relating to short-term leases and leases of low-value assets were $238 (2019 - $215).

8    Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – January 1, 2019	466	908	367	1,741
Additions	114	252	—	366
Dispositions	—	(37)	—	(37)
Effects of foreign exchange	—	(5)	(7)	(12)
Balance – December 31, 2019	580	1,118	360	2,058
Additions	534	654	—	1,188
Dispositions	(107)	—	—	(107)
Effects of foreign exchange	71	84	33	188
Balance – December 31, 2020	1,078	1,856	393	3,327

Accumulated depreciation
Balance – January 1, 2019	233	178	44	455
Depreciation	55	54	14	123
Effects of foreign exchange	3	—	—	3
Balance – December 31, 2019	291	232	58	581
Depreciation	207	183	15	405
Effects of foreign exchange	28	17	6	51

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Balance – December 31, 2020	526	432	79	1,037

Carrying value
Balance – December 31, 2019	289	886	302	1,477
Balance – December 31, 2020	552	1,424	314	2,290

9    Intangible assets

		Acquired
	Internal-use software technology	Customer relationships	Technology	Trademarks	Total
		$	$	$	$
Cost
Balance – December 31, 2019	—	—	—	—	—
Additions	364	1,458	548	47	2,417
Effects of foreign exchange	20	76	29	3	128
Balance – December 31, 2020	384	1,534	577	50	2,545

Accumulated depreciation
Balance – December 31, 2019	—	—	—	—	—
Depreciation	21	40	18	3	82
Effects of foreign exchange	1	3	1	—	5
Balance – December 31, 2020	22	43	19	3	87

Carrying value
Balance – December 31, 2020	362	1,491	558	47	2,458

10    Goodwill

$
Balance – December 31, 2019	—
Additions	5,563
Effects of foreign exchange	37
Balance – December 31, 2020	5,600

For the purpose of impairment testing, goodwill is tested at the level of the Corporation as there is only one CGU. During the fourth quarter of the year ended December 31, 2020, the Corporation performed an annual goodwill impairment test in accordance with the methods described in Note 2. The recoverable amount exceeded carrying value, as a result, no impairment loss was recorded for goodwill for the year ended December 31, 2020.
The calculation was based on the following key assumptions:
Cash flows were projected based on past experience, actual operating results and the annual business plan prepared at the end of fiscal 2020 for the forthcoming year. Cash flows for the first five years include revenue growth rates similar to actual growth rates the company has achieved over the past two years, thereafter a terminal value using a constant growth rate of 3% was utilized,. A post-tax discount rate of 12% was applied in determining the recoverable amount of the CGU. The values assigned to the key assumptions represent management’s assessment of future trends in the software industry and are based on both external and internal sources.
Reasonable possible changes in key estimates and assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

11    Borrowings
Mortgage payable
Mortgage payable represents the mortgage on the Sovico property with Banca Intesa San Paolo and expires in July 2021. The original amount of the mortgage was €185 and is secured by the Sovico property and carries an interest rate of 5% per annum. The balance outstanding as at December 31, 2020 and December 31, 2019 was $15 and $36, respectively.
Credit Facility
On July 25, 2019, the Company secured a committed revolving term credit facility (the “Credit Facility”) from the Toronto-Dominion Bank. Upon the closing of initial public offering on October 8, 2019, the commitment was increased to $15,000. The amount available to be drawn under the Credit Facility from time to time is equal to the lesser of (i) the commitment and (ii) an amount equal to the trailing one-month consolidated recurring revenue of the Company (“MRR”) multiplied by six multiplied by the trailing twelve month gross retention rate percentage on MRR (which rate shall not exceed 100%), minus the amount of any statutory prior claims then in existence. The Credit Facility will mature on July 25, 2022 (the “Maturity Date”). The Maturity Date may be extended for an additional 364 days, at the discretion of the lender, upon the Company providing written notice to the lender requesting such an extension. Interest on the drawn facility is set at LIBOR plus 2.75%. The standby fee on the undrawn balance is 0.50%.
Upon closing of the Credit Facility, the Company immediately drew down $7,000 to repay the existing $7,000 of secured debentures previously issued to the shareholders of the Company. The Company incurred cash transaction costs of $142 which are being amortized as accretion expense over the term of the facility using the effective interest rate method.
On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7,000 from net proceeds from IPO. As at December 31, 2020 and December 31, 2019 no balance has been drawn.
Convertible promissory notes
On May 24, 2017, the Company issued $2,000 convertible promissory notes to shareholders and directors of the Company with a maturity date of May 24, 2019. The convertible promissory notes bore an interest rate of 10% payable monthly and were convertible into common shares of the Company at an exercise price of US$2.50 per share.
The Company determined that the convertible promissory notes did not qualify as a compound instrument and therefore no equity component to the instrument. This was due to the fact that the conversion price was denominated in a currency that is not the functional currency of the Company, resulting in variability of the conversion price. Accordingly, the convertible promissory notes were classified and accounted for entirely as a financial liability, which the Company had elected under IFRS 9 to measure at fair value through profit or loss. The fair value of the convertible promissory notes were classified as Level 3 in the fair value hierarchy. On March 31, 2019, a loss on change in fair value of $472 was recorded. On May 24, 2019, the convertible promissory notes were converted into 800,000 common shares of the Company. Immediately prior to conversion, the fair value of the convertible promissory notes was $6,120 resulting in recognition of loss on change in fair value of $776.
Secured debentures
In February 2018, the Company issued secured debentures to the shareholders of the Company for total gross cash proceeds of $4,000. The Company incurred financing fees of $40 to the lenders. These secured debentures bore an interest rate of 10% per annum, payable monthly with maturity on January 31, 2020. The debentures were collateralized by all present and future assets of the Company.
In May 2019, the Company issued additional secured debentures to the same shareholders for total gross cash proceeds of $3,000 bearing interest rate of 10% per annum. As part of the additional secured debentures issued, the maturity date of all outstanding secured debentures was amended to December 31, 2020.
On July 26, 2019, these secured debentures were repaid in full.
Net finance expense
Net finance expense for the fiscal year ended December 31, 2020 and 2019 is comprised of:

	2020	2019
	$	$
Interest and accretion expense on secured debentures	—	313
Interest expense on convertible promissory notes	—	74
Interest on lease obligations	358	278

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Interest on credit facility	76	88
Interest income	(317)	—
Bank fees and other	13	43
	130	796

12    Employee benefit obligation
The Company’s employee benefit obligation relates to an employee severance indemnity, which is mandatory pursuant to the Italian Civil Code and obligates the employer to pay deferred compensation based on the employees’ years of service and the compensation earned by the employee during the service period. From January 1, 2007, Italian law gives an employee the choice of directing his or her entitlement either to a supplementary pension fund or to leave the severance indemnity as an obligation to the Company. The liability is calculated by an external actuaries using the projected unit credit method.
The carrying value of the benefit obligation as at December 31, 2020 and 2019 is:

	2020	2019
	$	$
Opening balance	1,443	929
Increases
Provisions for the year	670	420
Actuarial losses	108	110
Interest expense	12	14
Reductions
Payments	(41)	(16)
Foreign exchange translation	138	(14)
Ending balance	2,330	1,443

The change in liability was recognized in statement of loss and comprehensive loss as follows:

	2020	2019
	$	$
Cost recognized in profit or loss
Current period cost	670	420
Interest cost on defined benefit obligation	12	14
Remeasurement loss recognized in OCI	108	110
Annual weighted average assumptions:
Discount rate	0.34%	0.79%
Price inflation	1.50%	1.50%

A decrease of 50 basis points in the discount rate would result in an increase of the liability by $211; a corresponding increase in basis points would result in a reduction of liability by $188.
A decrease of 50 basis points of price inflation would result in reduction of the liability by $73; a corresponding increase in basis points would result in an increase of liability by $75.
13    Share capital

Authorized
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares(iii)	Amount
Balance – December 31, 2018	22,532,000	30,716

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Stock option exercise (i)	434,700	495
Conversion of promissory notes (ii)	800,000	6,120
IPO share issuance - TSX(iv)	4,687,500	52,414

Balance – December 31, 2019	28,454,200	89,745
Stock option exercise (v)	191,429	342
Bought deal share offering (vi)	500,000	18,106
DSU release(vii)	5,883	86
forMetris acquisition(viii)	29,024	1,163
IPO share issuance - Nasdaq(ix)	3,450,000	154,915

Balance – December 31, 2020	32,630,536	264,357
(i)    On May 13, 2019, 386,100 stock options were exercised resulting in the issuance of 386,100 common shares of the Company for total cash proceeds of $311. On June 10, 2019, 6,900 stock options were exercised resulting in the issuance of 6,900 common shares of the Company for total cash proceeds of $17. On July 8, 2019, 34,800 stock options were exercised resulting in the issuance of 34,800 common shares of the Company for total cash proceeds of $28. On August 14, 2019, 6,900 stock options were exercised resulting in the issuance of 6,900 common shares of the Company for total cash proceeds of $18.
(ii)    On May 24, 2019, the convertible promissory notes were converted into 800,000 common shares of the Company. The fair value of the convertible promissory notes on the date of conversion was $6,120.
(iii) On October 1, 2019, the Company filed articles of amendment to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the share split.
(iv) On October 8, 2019, the Company completed an IPO on the TSX and issued 4,687,500 common shares for a total gross consideration of $56,261 (C$75,000). Share issuance costs amounted to $3,847 resulting in net proceeds of $52,414.
(v)    In February 2020, 2,300 stock options were exercised resulting in the issuance of 2,300 common shares of the Company for total cash proceeds of $6. In March 2020, 13,800 stock options were exercised resulting in the issuance of 13,800 common shares of the Company for total cash proceeds of $23. In June 2020, 50,000 stock options were exercised resulting in the issuance of 50,000 common shares of the Company for total cash proceeds of $40. In August 2020, 90,000 stock options were exercised resulting in the issuance of 90,000 common shares of the Company for total cash proceeds of $73. In November 2020, 3,277 stock options were exercised resulting in the issuance of 3,277 common shares of the Company for total cash proceeds of $43. In December 2020, 32,052 stock options were exercised resulting in the issuance of 32,052 common shares of the Company for total cash proceeds of $68.
(vi) On August 27, 2020, the Company completed a bought deal offering comprised of 500,000 common shares issued from treasury and offered by the Company for gross proceeds of $19,029 (C$25,000). Share issuance costs for the Company amounted to $923 resulting in net proceeds of $18,106.
(vii)    On October 6, 2020, 5,883 DSUs were released resulting in the issuance of 5,883 common shares of the Company.
(viii)    On October 30, 2020, the Company acquired all of the issued and outstanding shares of forMetris for total consideration of $6,417 (Note 4). Total consideration consisted of the issuance of 29,024 common shares to the vendors of forMetris for consideration of $1,163. The measurement of the shares consideration was determined as the fair value of the shares of $40.07 (C$53.38) per share at the closing date.
(ix)    On December 7, 2020, the Company completed an IPO in the United States and concurrently listed its common shares on the Nasdaq Global Select Market and issued 3,450,000 common shares for a total gross consideration of $165,600. Share issuance costs amounted to $10,685 resulting in net proceeds of $154,915.

14    Share-based compensation
The Company has four components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). Share-based compensation expense for the fiscal year ended December 31, 2020 was $1,619 (2019 - $659). The expense associated with each component is as follows:

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

	2020	2019
	$	$
Stock options	1,059	550
DSUs	560	109
	1,619	659

There were no RSUs or PSUs issued and outstanding for the fiscal year ended December 31, 2020 and 2019.
Stock options
In 2016, the Company established a stock option plan (the “Legacy Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board of Directors has the authority to determine, among other things, the eligibility of individuals to participate in the Legacy Option Plan and the term, vesting periods and the exercise price of options granted to individuals under the Legacy Option Plan, subject to the provisions of the Legacy Option Plan. Each share option is exercisable for one common share of the Company. No amounts were paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights.
In connection with the IPO on October 8, 2019, the Legacy Option Plan was amended such that no further awards can be made under the Legacy Option Plan. In connection with the IPO, the Company adopted an omnibus incentive plan (the “Omnibus Incentive Plan”) which allows the Board of Directors to grant long-term equity-based awards, including stock options, DSUs, RSUs and PSUs, to eligible participants. As determined by the Company's Board of Directors, the Compensation Nominating and Governance Committee of the Company’s Board of Directors is the Plan Administrator (as defined in the Omnibus Incentive Plan) of the Omnibus Incentive Plan. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of common shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the common shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.
The number of common shares reserved for issuance under the Omnibus Incentive Plan and the Legacy Option Plan, collectively is 2,845,420.
The changes in the number of stock options during the fiscal year ended December 31, 2020 and 2019 were as follows:

	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,692,347	5.41	1,546,700	0.98
Options granted	65,050	29.04	601,347	13.59
Options forfeited	(48,325)	10.19	(21,000)	2.14
Options exercised	(192,431)	1.77	(434,700)	1.13

Options outstanding – December 31	1,516,641	6.73	1,692,347	5.41
Options exercisable – December 31	917,162	2.38	943,300	0.99

The following table is a summary of the Company’s share options outstanding as at December 31, 2020:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	899,300	6.30	0.0001 - 1.09	810,900

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

8.86 - 11.06	215,420	9.96	8.86 - 11.06	36,400
15.79 - 16.00	377,089	8.78	15.79 - 16.00	69,862
26.43 - 64.19	24,832	9.89	26.43 - 64.19	—
	1,516,641	7.50		917,162

The following table is a summary of the Company’s share options outstanding as at December 31, 2019:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	1,079,400	7.73	0.0001 - 1.09	934,100
3.09 - 3.43	23,200	8.95	3.09 - 3.43	9,200
8.86 - 11.06	181,600	11.18	8.86 - 11.06	—
15.79 - 16.00	408,147	9.79	15.79 - 16.00	—
26.43 - 64.19	—	—	26.43 - 64.19	—
	1,692,347	8.38		943,300
DSUs
The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – January 1, 2019	—
Granted (at C$16 per unit)	36,250

DSUs – December 31, 2019	36,250
Granted (at C$26.43 - $45.54 per unit)	15,833
Released (at C$16.00 - 45.54 per unit)	(5,883)
Forfeited (at C$38.87 per unit)	(2,058)

DSUs - December 31, 2020	44,142

15    Loss per share

The Company has two categories of potentially dilutive securities: share options and DSUs. All potentially dilutive securities have been excluded from the calculation of diluted loss per share for all periods presented, given the Company was in a net loss position during those periods. Including the dilutive securities would be anti-dilutive; therefore, basic and diluted number of shares used in the calculation is the same for the all periods presented.
The outstanding number and type of securities that could potentially dilute basic net income per share in the future but would have decreased the loss per share (anti-dilutive) as at December 31, 2020 and 2019 are as follows:

	2020	2019
	#	#
Share options	1,516,641	1,692,347
DSUs	44,142	36,250
	1,560,783	1,728,597

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

16    Disaggregated revenue
The Company derives its revenues from two main sources, software-as-a-service application (“SaaS”), and professional services revenue, which includes services such as initial project management, training and integration. Subscription revenue related to the provision of SaaS is recognized ratably over the contract term as the service is delivered. Professional services revenue is recognized as services are rendered.
The following table represents disaggregation of revenue for the fiscal year ended December 31:

	2020	2019
	$	$
Subscription revenue	57,415	37,283
Professional services	5,502	4,160
	62,917	41,443

The following table presents revenue expected to be recognized in future years related to performance obligations that are unsatisfied as at December 31:

	2021	2022	2023 and thereafter
	$	$	$
Subscription revenue	57,212	34,060	15,505
Professional services	1,735	—	—
	58,947	34,060	15,505

The Company recognizes a contract asset for incremental costs of obtaining a contract with a customer. An asset is only recognized when the Company expects to fully recover those costs. Incremental costs of obtaining a contract include sales commissions that otherwise would not have been incurred had the contract not been obtained. The asset recognized is amortized on a straight line basis over the non-cancellable period of the related service that is provided.

	2020	2019
	$	$
Beginning balance	1,303	618
Contract acquisition costs	2,519	1,084
Amortization expense	(1,021)	(399)
Ending balance	2,801	1,303

Current	1,345	605
Non-current	1,456	698
	2,801	1,303

The following tables provide information about unbilled trade receivable and deferred revenue:
Unbilled trade receivable

	2020	2019
	$	$
Beginning balance	736	372
Decrease from transfers to trade receivables	(736)	(372)
Increase from revenue recognized	706	736
Ending balance	706	736

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Deferred revenue

	2020	2019
	$	$
Beginning balance	17,997	12,687
Decrease from revenue recognized	(59,295)	(40,707)
Increase due to amounts invoiced	69,341	45,406
Foreign exchange and other movements	288	611
Ending balance	28,331	17,997

17    Cost of revenue
The following table represents cost of revenue for the fiscal year ended December 31:

	2020	2019
	$	$
Employee wages and benefits	8,093	5,875
Web hosting fees	2,532	1,776
Partner fees	532	343
Other	382	371
	11,539	8,365

18    Employee compensation
The total employee compensation comprising salaries and benefits for the fiscal year ended December 31, 2020 was $41,018 (2019 -$29,460).
Employee compensation costs were included in the following expenses for the fiscal year ended December 31:

	2020	2019
	$	$
Cost of revenue	8,093	5,875
General and administrative	6,173	5,296
Sales and marketing	16,658	11,317
Research and development	10,094	6,972
	41,018	29,460

19    Income taxes

	2020	2019
	$	$
Current tax (recovery) expense	(53)	642
Deferred tax (recovery) expense	389	(33)
	336	609
Income tax payable as at December 31, 2020 was $66 (2019: $412)

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Rate reconciliation
A reconciliation of income tax expense (recovery) and the product of accounting income before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	2020	2019
	$	$
Income before income taxes	(7,318)	(11,305)
Statutory tax rate	26.5%	26.5%

Tax at statutory rate	(1,939)	(2,996)
Foreign tax rate differential	71	175
Effect of permanent differences	1,164	922
Foreign exchange	(865)	—
Change in unrecognized deferred tax asset	1,905	2,508
Income tax expense	336	609

Deferred Income Taxes
The tax effect of temporary differences that give rise to deferred income tax assets and liabilities as at December 31, 2020 and 2019 are as follows:

	2020	2019
	$	$
Deferred income tax assets
Unrealized foreign exchange losses	65	—
Non-deductible reserves	361	225
Excess tax over accounting basis in property, plant and equipment and other assets	109	62
Financing charges	247	69
	782	356
Deferred income tax liabilities
Contract asset	(710)	(269)
Intangible assets	(424)	—
Excess accounting over tax basis in property, plant and equipment and other assets	(288)	—
Other	(67)	(53)
	(1,489)	(322)
Deferred Income Tax Assets / (Liabilities)	(707)	34

Unrecognized deferred income tax
Deferred income tax assets in excess of deferred income tax liabilities have not been recognized in respect of the following attributes because it is not probable that future taxable profit will be available against which the Company can use the benefits.

	2020	2019
	$	$
Deferred income tax assets
Non-capital loss carry forwards	7,828	6,046
Net capital loss carry forwards	—	131

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Intangible assets	3,128	2,261
Unrealized foreign exchange losses	235	56
Non-deductible reserves	130	358
Excess tax over accounting basis in property, plant and equipment and other assets	39	75
Pension	146	—
Financing charges	2,976	875
Other	252	—
Net unrecognized deferred income tax assets	14,734	9,802

Unrecognized tax losses
As at December 31, 2020, deferred income tax assets have not been recognized in respect of the following tax losses in each jurisdiction because it is not probable that future taxable profit will be available against which the Company can use the benefits:

	Canada	Italy	France	Total
Year of expiry	$	$	$	$
2036	98	—	—	98
2037	2,372	—	—	2,372
2038	5,388	—	—	5,388
2039	5,660	—	—	5,660
2040	5,843	—	—	5,843
Indefinite	—	11,239	763	12,002
Total unrecognized tax losses	19,361	11,239	763	31,363

20    Commitments and contingencies
Commitments
As at December 31, 2020, the Company is committed under operating and finance leases, primarily relating to office space and equipment leases, for the following minimum annual rentals:

$
2021	1,586
2022	1,389
2023	1,098
2024	877
2025	485
5,435
Contingencies
In the ordinary course of business, from time to time, the Company is involved in various claims related to operations, rights, commercial, employment or other claims. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to these claims to be material to these financial statements.
21    Related party transactions
Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly, including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and equivalent and Directors.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

Compensation expense for the Company’s key management personnel for the fiscal year ended December 31, 2020 and 2019 is as follows:

	2020	2019
	$	$
Salaries and benefits	2,443	2,057
Share-based compensation	562	1,995
	3,005	4,052

22    Capital management
The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic and acquisition growth and to provide returns to its shareholders. The Company defines capital as the aggregate of its capital stock and borrowings.
Total managed capital is as follows:

	2020	2019
	$	$
Borrowings	15	36
Share capital	264,357	89,745
	264,372	89,781

The Company manages its capital structure in accordance with changes in economic conditions. In order to maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances. The Company is not subject to any externally imposed capital requirements.
23    Financial instruments and risk management
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company's diversified customer base, there is no particular concentration of credit risk related to the Company's trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. There are no receivables from individual customers for 10% or more of revenues or receivables. Potential effects from COVID-19 on the Company's credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19's global impact.
The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance
The aging of trade receivables is as follows:

	2020	2019
	$	$
Not past due	7,198	5,121
1-30 days past due	2,332	323
31-60 days past due	1,258	1,347
61-90 days past due	686	688
91-120 days past due	601	533
Greater than 120 days past due	1,731	1,289
	13,806	9,301
Less: credit loss impairment	1,146	474
	12,660	8,827

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

The credit loss impairment was determined as follows:

	Expected loss rate	Loss allowance
		$
Not past due	1.3%	90
1-30 days past due	0.2%	4
31-60 days past due	4.5%	56
61-90 days past due	8.0%	55
91-120 days past due	16.0%	96
Greater than 120 days past due	48.8%	845
		1,146

Changes in credit loss impairment were as follows:

	2020	2019
	$	$
Beginning balance	474	447
Write-offs	(1,216)	(258)
Impairment loss recognized	1,888	285
Ending balance	1,146	474

Liquidity risk
Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and the issuance of debt. Our trade and other payables are all due within twelve months from the date of these financial statements.
If unanticipated events occur that impact the Company’s ability to meet its forecast and continue to fund customer acquisition cost, infrastructure improvement, maintenance and administrative requirements, the Company may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.
Market risk
Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.
•Foreign currency risk
Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from US dollar denominated cash, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than US dollars. The net carrying value of these US denominated balances held in entities with Euro and Canadian dollars as their functional currency as at December 31, 2020 and 2019 presented in US dollars is as follows:

	2020		2019
	Euro	CAD	Euro	CAD
	$	$	$	$
Cash and cash equivalents	976	201,467	110	38,759
Trade and other receivables	969	1,655	636	2,109
Trade and other payables	(158)	(217)	(746)	(33)
Borrowings	—	—	—	—
	1,787	202,905	—	40,835

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

If there was a 1% strengthening of the US dollar against the Canadian dollar or the euro, there would be a corresponding increase (decrease) in net loss of:

	2020		2019
	Euro	CAD	Euro	CAD
	$	$	$	$
Cash and cash equivalents	8	2,579	1	298
Trade and other receivables	8	21	7	16
Trade and other payables	(1)	(3)	(8)	—
Borrowings	—	—	—	—
	15	2,597	—	314
There would be an equal and opposite impact if there was a 1% weakening of the Canadian dollar or the euro against the US dollar.
•Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2020 and 2019 as there are no material long-term borrowings outstanding.
•Other price risk
Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2020 and 2019.
Fair values
The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables and borrowings approximate fair values due to the short-term nature of these items or being carried at fair value or, for borrowings, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:
•Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.
•Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.
Convertible promissory notes and contingent consideration were classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of convertible promissory notes and contingent consideration have been disclosed in the borrowings note and business combinations note, respectively. During the year, there were no transfers of amounts between levels.
24    Segmented information
The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

DOCEBO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2020 and 2019
(expressed in thousands of US dollars, except share amounts)

The following table presents details on revenues derived and details on property and equipment domiciled in the following geographical locations as at December 31, 2020 and December 31, 2019 and for the fiscal years ended December 31, 2020 and 2019.
Revenue for the fiscal years ended December 31, 2020 and 2019 is as follows:

	2020	2019
	$	$
North America	44,607	28,800
EMEA	18,310	12,643
	62,917	41,443

Property and equipment as at December 31, 2020 and December 31, 2019:

	2020	2019
	$	$
North America	645	468
EMEA	1,645	1,009
	2,290	1,477

ROU asset as at December 31, 2020 and December 31, 2019:

	2020	2019
	$	$
North America	956	1,319
EMEA	1,842	1,101
	2,798	2,420